

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-18-07



07050035



RECD S.E.C.
MAR 1 5 2007
1086

March 9, 2007

Act: 1934
Section: 14A-8
Public Availability: 3/9/2007

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Mr. Parsons:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to ExxonMobil by Thomas R. Sifferman. We also have received a letter from the proponent dated January 24, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Thomas R. Sifferman, Ph.D., P.E.
90 E. Fairbranch Circle
The Woodlands, TX 77382

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Listing of Shareholder Proposals

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Thomas R. Sifferman and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proposal relates to matters of ordinary business. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The Proposal.

The proposal asks the company to list all proposals, including shareholder proposals, by title on the Notice page of the proxy statement.

Grounds for Omission.

Background. Although not required to do so, ExxonMobil already lists each individual proposal expected to be presented at the annual meeting, including each management proposal and each shareholder proposal by name, on a "Table of Contents" page that immediately follows the Notice page of our annual proxy materials. See the excerpts from last year's proxy material attached as Exhibit 2. This listing includes the page number on which each proposal can be found. Each proposal is of course also listed separately by title on the proxy card.

Under the New Jersey Business Corporation Act that governs ExxonMobil, the Notice must inform shareholders of the time, place, and purpose of the annual meeting. Management also believes it is important to include in the Notice clear information regarding requirements for voting and in-person attendance; a brief indication of the information contained in the proxy statement; and notice of the availability of the meeting by webcast. Management also believes it important to encourage all shareholders, on the Notice page, to participate in the meeting by giving a proxy for their shares, whether by phone, internet, or mail.

ExxonMobil receives a large number of shareholder proposals each year. 13 such proposals were included in the proxy material for last year's meeting. 21 proposals have been submitted for this year's meeting.

Under these circumstances, management has determined that listing each shareholder proposal individually on the Notice page would impair the readability of the Notice due to crowding and the possible need to use a reduced type size. Listing each shareholder proposal on the Notice page would not provide shareholders with any additional information since each such proposal is already identified and cross-referenced on the next page.

Proposal may be excluded under Rule 14a-8(i)(7). Subject to the requirements of applicable law, the layout of the proxy material, including determinations as to the location of specific items of information, is a matter of ordinary business within the purview of management. Accordingly we believe the proposal may be omitted from ExxonMobil's proxy material under Rule 14a-8(i)(7). See the line of precedents holding that the presentation of disclosure in company reports to shareholders relates to a company's ordinary business operations (including Dominion Resources, Inc. (October 7, 1997); Long Island Lighting Company (January 10, 1996); and Santa Fe Southern Pacific Corporation (January 14, 1988)). See also the line of precedents holding that matters regarding the conduct of the annual meeting -- of which the style of the Notice of Annual Meeting forms a part -- relate to ordinary business (including Exxon Mobil Corporation (March 2, 2005); EMC Corporation (March 7, 2002); AmSouth Bancorporation (January 15, 2002); The Gillette Company (February 2, 2001); and P G & E Corporation (January 27, 2000)).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,



James Earl Parsons

JEP/clh
Enclosures

Proponent:

Mr. Thomas R. Sifferman
90 East Fairbranch Circle
The Woodlands, TX 77382

----- Forwarded by David G Henry/Dallas/ExxonMobil on 12/13/06 01:43 PM -----



Tom Sifferman
<tsifferman@yahoo.com>

12/13/06 12:16 PM

To Henry Hubble <henry.h.hubble@exxonmobil.com>
cc david.g.henry@exxonmobil.com
Subject Fwd: Shareholder proposal for 2007 on FAIRNESS

Henry,

My shareholder proposal is below before today's deadline of 5 PM CT.

I have adequate XOM stock in my 401(k) plan. I also do not have any conflicts.

Sincerely,

Tom

Thomas R. Sifferman

Mobil retiree and XOM shareholder
90 E. Fairbranch Circle
The Woodlands, TX 77382
281-795-3253 cell

****

RESOLVED: ExxonMobil list ALL the proposals, including all shareholder ones, by title on the Notice page in the proxy statement, not just management proposals.

Since management lists their proposals first and does not spell out the shareholder ones on the NOTICE page,

this seem unfair to Shareholders. Therefore, the
meeting is really not fair to non-management
shareholders who, as a whole, are SIGNIFICANT owners
of the company.

Management also RULES the meeting and only allows
limited time for shareholders to discuss proposals and
to ask questions. However, it is called the Annual
Meeting of SHAREHOLDERS. Optionally, the meeting might
be renamed The Annual Meeting of MANAGEMENT.

--- Tom Sifferman <tsifferman@yahoo.com> wrote:

> Date: Mon, 6 Mar 2006 13:44:00 -0800 (PST)
> From: Tom Sifferman <tsifferman@yahoo.com>
> Subject: Shareholder proposal for 2007 on FAIRNESS
> To: <david.g.henry@exxonmobil.com>
>
> David,
>
> I MAY submit a shareholder proposal on FAIRNESS. It
> would be something to the effect that management
> lists
> their proposals first and does not spell out the
> shareholder ones on the NOTICE page. Management
> also
> RULES the meeting and only allows limited time for
> shareholders to discuss proposals and to ask
> questions. However, it is called the Annual
> Meeting
> of SHAREHOLDERS.
>
> Therefore, the meeting is really not fair to
> non-management shareholders who, as a whole, are
> SIGNIFICANT owners of the company.
>
> Sincerely,
>
> Tom
>
>
> ____
> Do You Yahoo!?
> Tired of spam? Yahoo! Mail has the best spam
> protection around
> http://mail.yahoo.com
>

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2006

VIA UPS - OVERNIGHT DELIVERY

Mr. Thomas R. Sifferman
90 East Fairbranch Circle
The Woodlands, TX 77382

Dear Mr. Sifferman:

This will acknowledge receipt of the proposal concerning a proposal listing, which you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal.

Note that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,



Enclosure



"QuantumView"
<QuantumViewNotify@ups.com>

12/18/06 11:57 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0197642524

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 18-December-2006 / 9:53 AM
Driver Release Location: FRONT DOOR

Shipment Detail

Ship To:
Mr. Thomas R. Sifferman
Mr. Thomas R. Sifferman
90 East Fairbranch Circle
THE WOODLANDS
TX
773824406
US

UPS Service: NEXT DAY AIR
Shipment Type: Letter

Tracking Number: 1Z75105X0197642524
Reference Number 1: 0137/6401

____2@@2@@2N8DVIHXPGdowGA_A.DKxedCGOODdxD8o.AbDx____



Tom Sifferman
<tsifferman@yahoo.com>

12/19/06 11:39 AM

To david.g.henry@exxonmobil.com
cc
bcc
Subject Re: MISSING RULE 14a(8) Re: Fwd: Shareholder proposal for 2007 on FAIRNESS

History: This message has been forwarded.

David,

THANKS,

Tom
--- david.g.henry@exxonmobil.com wrote:

> My fax number is 972.444.1505.
>
>
> David G. Henry
> Investor Relations
> (972) 444-1193
>
>
>
>
>
>
> Tom Sifferman
>
> <tsifferman@ya
>
> hoo.com>
> To
> Henry Hubble
>
>
> <henry.h.hubble@exxonmobil.com>
> 12/19/06 10:04
> cc
> AM
> david.g.henry@exxonmobil.com
>
> Subject
> MISSING RULE
> 14a(8) Re: Fwd:
> Shareholder
> proposal for 2007 on
> FAIRNESS
>
>
>
>
>
>
>
>
>

>
>
>
>
>
>
>
>
> Henry,
>
> Thanks for your letter yesterday. Unfortunately, the
> attachment was NOT attached.
>
> Can I FAX you my share info? What is your FAX
> number?
>
> Happy Holidays.
>
> Sincerely,
>
> Tom
> --- Tom Sifferman <tsifferman@yahoo.com> wrote:
>
> > Henry,
> >
> > My shareholder proposal is below before today's
> > deadline of 5 PM CT.
> >
> > I have adequate XOM stock in my 401(k) plan. I
> also
> > do not have any conflicts.
> >
> > Sincerely,
> >
> > Tom
> >
> > Thomas R. Sifferman
> >
> > Mobil retiree and XOM shareholder
> > 90 E. Fairbranch Circle
> > The Woodlands, TX 77382
> > 281-795-3253 cell
> >
> > **************
> >
> > RESOLVED: ExxonMobil list ALL the proposals,
> > including
> > all shareholder ones, by title on the Notice page
> in
> > the proxy statement, not just management
> proposals.
> >
> > Since management lists their proposals first and
> > does
> > not spell out the shareholder ones on the NOTICE
> > page,
> > this seem unfair to Shareholders. Therefore, the
> > meeting is really not fair to non-management
> > shareholders who, as a whole, are SIGNIFICANT
> owners

> > of the company.
> >
> > Management also RULES the meeting and only allows
> > limited time for shareholders to discuss proposals
> > and
> > to ask questions. However, it is called the
> Annual
> > Meeting of SHAREHOLDERS. Optionally, the meeting
> > might
> > be renamed The Annual Meeting of MANAGEMENT.
> >
> >
> > --- Tom Sifferman <tsifferman@yahoo.com> wrote:
> >
> > > Date: Mon, 6 Mar 2006 13:44:00 -0800 (PST)
> > > From: Tom Sifferman <tsifferman@yahoo.com>
> > > Subject: Shareholder proposal for 2007 on
> FAIRNESS
> > > To: <david.g.henry@exxonmobil.com>
> > >
> > > David,
> > >
> > > I MAY submit a shareholder proposal on FAIRNESS.
> > It
> > > would be something to the effect that management
> > > lists
> > > their proposals first and does not spell out the
> > > shareholder ones on the NOTICE page. Management
> > > also
> > > RULES the meeting and only allows limited time
> for
> > > shareholders to discuss proposals and to ask
> > > questions. However, it is called the Annual
> > > Meeting
> > > of SHAREHOLDERS.
> > >
> > > Therefore, the meeting is really not fair to
> > > non-management shareholders who, as a whole, are
> > > SIGNIFICANT owners of the company.
> > >
> > > Sincerely,
> > >
> > > Tom
> > >
> > >
> > >
> ____
> > > Do You Yahoo!?
> > > Tired of spam? Yahoo! Mail has the best spam
> > > protection around
> > > http://mail.yahoo.com
> > >
> >
> >
> >
> >
> >
> >
> >
> >

> >
> >
> >
> >
> >
>

>

> >
>
>
> ___

>
>
>



Tom Sifferman
<tsifferman@yahoo.com>

12/19/06 10:30 AM

To Henry Hubble <henry.h.hubble@exxonmobil.com>
cc david.g.henry@exxonmobil.com
bcc
Subject Re: MISSING RULE 14a(8) Re: Fwd: Shareholder proposal for 2007 on FAIRNESS

History: ⇨ This message has been forwarded.

Henry,

My current holdings of XOM shares are given in the attachment.

I cannot get to my 2005 share info online but can fax a hard copy to you as indicated earlier.

Sincerely,

Tom
--- Tom Sifferman <tsifferman@yahoo.com> wrote:

> Henry,
>
> Thanks for your letter yesterday. Unfortunately, the
> attachment was NOT attached.
>
> Can I FAX you my share info? What is your FAX
> number?
>
> Happy Holidays.
>
> Sincerely,
>
> Tom
> --- Tom Sifferman <tsifferman@yahoo.com> wrote:
>
> > Henry,
> >
> > My shareholder proposal is below before today's
> > deadline of 5 PM CT.
> >
> > I have adequate XOM stock in my 401(k) plan. I
> also
> > do not have any conflicts.
> >
> > Sincerely,
> >
> > Tom
> >
> > Thomas R. Sifferman
> >
> > Mobil retiree and XOM shareholder
> > 90 E. Fairbranch Circle
> > The Woodlands, TX 77382
> > 281-795-3253 cell
> >
> > **************

> >
> > RESOLVED: ExxonMobil list ALL the proposals,
> > including
> > all shareholder ones, by title on the Notice page
> in
> > the proxy statement, not just management
> proposals.
> >
> > Since management lists their proposals first and
> > does
> > not spell out the shareholder ones on the NOTICE
> > page,
> > this seem unfair to Shareholders. Therefore, the
> > meeting is really not fair to non-management
> > shareholders who, as a whole, are SIGNIFICANT
> owners
> > of the company.
> >
> > Management also RULES the meeting and only allows
> > limited time for shareholders to discuss proposals
> > and
> > to ask questions. However, it is called the
> Annual
> > Meeting of SHAREHOLDERS. Optionally, the meeting
> > might
> > be renamed The Annual Meeting of MANAGEMENT.
> >
> >
> > --- Tom Sifferman <tsifferman@yahoo.com> wrote:
> >
> > > Date: Mon, 6 Mar 2006 13:44:00 -0800 (PST)
> > > From: Tom Sifferman <tsifferman@yahoo.com>
> > > Subject: Shareholder proposal for 2007 on
> FAIRNESS
> > > To: <david.g.henry@exxonmobil.com>
> > >
> > > David,
> > >
> > > I MAY submit a shareholder proposal on FAIRNESS.
> > It
> > > would be something to the effect that management
> > > lists
> > > their proposals first and does not spell out the
> > > shareholder ones on the NOTICE page. Management
> > > also
> > > RULES the meeting and only allows limited time
> for
> > > shareholders to discuss proposals and to ask
> > > questions. However, it is called the Annual
> > > Meeting
> > > of SHAREHOLDERS.
> > >
> > > Therefore, the meeting is really not fair to
> > > non-management shareholders who, as a whole, are
> > > SIGNIFICANT owners of the company.
> > >
> > > Sincerely,
> > >
> > > Tom
> > >

> > >
> > >
> ____

> > >
> >
> >
> >
> >
> >
> >
> >
> >
> >
> >
> >
> >
> >
>

> >
>
>
> ____

>

____
 Balances TRS 12-13-06.doc



Tom Sifferman
<tsifferman@yahoo.com>

12/19/06 10:04 AM

To Henry Hubble <henry.h.hubble@exxonmobil.com>
cc david.g.henry@exxonmobil.com
bcc
Subject MISSING RULE 14a(8) Re: Fwd: Shareholder proposal for 2007 on FAIRNESS

History: This message has been replied to.

Henry,

Thanks for your letter yesterday. Unfortunately, the attachment was NOT attached.

Can I FAX you my share info? What is your FAX number?

Happy Holidays.

Sincerely,

Tom
--- Tom Sifferman <tsifferman@yahoo.com> wrote:

> Henry,
>
> My shareholder proposal is below before today's
> deadline of 5 PM CT.
>
> I have adequate XOM stock in my 401(k) plan. I also
> do not have any conflicts.
>
> Sincerely,
>
> Tom
>
> Thomas R. Sifferman
>
> Mobil retiree and XOM shareholder
> 90 E. Fairbranch Circle
> The Woodlands, TX 77382
> 281-795-3253 cell
>
> **************
>
> RESOLVED: ExxonMobil list ALL the proposals,
> including
> all shareholder ones, by title on the Notice page in
> the proxy statement, not just management proposals.
>
> Since management lists their proposals first and
> does
> not spell out the shareholder ones on the NOTICE
> page,
> this seem unfair to Shareholders. Therefore, the
> meeting is really not fair to non-management
> shareholders who, as a whole, are SIGNIFICANT owners
> of the company.
>

> Management also RULES the meeting and only allows
> limited time for shareholders to discuss proposals
> and
> to ask questions. However, it is called the Annual
> Meeting of SHAREHOLDERS. Optionally, the meeting
> might
> be renamed The Annual Meeting of MANAGEMENT.
>
>
> --- Tom Sifferman <tsifferman@yahoo.com> wrote:
>
> > Date: Mon, 6 Mar 2006 13:44:00 -0800 (PST)
> > From: Tom Sifferman <tsifferman@yahoo.com>
> > Subject: Shareholder proposal for 2007 on FAIRNESS
> > To: <david.g.henry@exxonmobil.com>
> >
> > David,
> >
> > I MAY submit a shareholder proposal on FAIRNESS.
> It
> > would be something to the effect that management
> > lists
> > their proposals first and does not spell out the
> > shareholder ones on the NOTICE page. Management
> > also
> > RULES the meeting and only allows limited time for
> > shareholders to discuss proposals and to ask
> > questions.   However, it is called the Annual
> > Meeting
> > of SHAREHOLDERS.
> >
> > Therefore, the meeting is really not fair to
> > non-management shareholders who, as a whole, are
> > SIGNIFICANT owners of the company.
> >
> > Sincerely,
> >
> > Tom
> >
> >
> > ____
> > Do You Yahoo!?
> > Tired of spam? Yahoo! Mail has the best spam
> > protection around
> > http://mail.yahoo.com
> >
>
>
>
>
>
>
>
>
>
>
>
>
>

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039



December 19, 2006

VIA UPS - OVERNIGHT DELIVERY

Mr. Thomas R. Sifferman
90 East Fairbranch Circle
The Woodlands, TX 77382

Dear Mr. Sifferman:

This is in response to your e-mail message from earlier today in which you stated that you had not received the attachment we sent with our December 14 letter. We have enclosed with this letter the appropriate attachment, Securities and Exchange Commission Rule 14a-8, which governs shareholder proposals.

Note that in our December 14 letter we stated that a requirement of Rule 14a-8 is that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal.

We also asked you to note that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2006; and (4) must be dated on or after the date of submission. We referred you to paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Regarding proof of ownership of ExxonMobil stock, the attachment you sent with today's e-mail provides a snapshot of your ExxonMobil stock balances at a particular point in time, December 18, 2006. It does not indicate *continuous* ownership for at least one year prior to December 13, 2006. What Rule 14a-8 requires is a statement from the recordholder, which in the case of the ExxonMobil Savings Plan is Citistreet, that verifies your *continuous* ownership. For your information, Citistreet may be reached by telephone at 1-877-966-4015.

In addition, Rule 14a-8(b)(1) requires that you provide a written statement that you intend to continue ownership of the shares through the date of the annual meeting.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us by January 1, 2007, which is 14 days from the date (December 18) you received our December 14 notification.

Sincerely,



David G. Henry
Section Head
Shareholder Relations

Enclosure

90 East Fairbranch Circle
The Woodlands, TX 77382
(281) 363-2624

FAX COVER SHEET

TO: David Henry	FAX NO: 972-444-1505
COMPANY: ExxonMobil	DATE: December 22, 2006
FROM: Tom Sifferman	CC: Henry Hubble, secr
SUBJECT: XOM share info	NO. OF PAGES (Including cover): 9

Message:

Dear David,

I have attached further info on my shares of XOM stock in my 401(k). One is for the period ending December 31, 2005, and quarterly thereafter. The December 18, 2006 info was sent earlier. Obviously I have, and have had, enough shares.

Citistreet couldn't get me the info for 5-7 business days which could be after your January 1 (a legal holiday) deadline.

I plan to keep adequate shares ($2000) past the next shareholder meeting in May 2007.

Thanks,



Tom

Thomas R. Sifferman
Cell 281-795-3253

CitiStreet
PO Box 5166
Boston, MA 02206

ExxonMobil Savings Plan

#2-06

Statement Period October 1, 2005 - December 31, 2005

3-31-06
1,597,365.28

Questions?

24-hour Savings Telephone Service 1-877-XOM-401K
Customer Service Representatives are available
Monday through Friday, 7 a.m. to 6 p.m. CT.

DOM528

THOMAS SIFFERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

Internet Access at:
www.xomsavings.csplans.com

Participant Profile

Social Security Number	354-34-****
Plan Entry Date	09/01/1983
Vested	YES

Your Total Account Value

Opening Value On October 1, 2005	**$594,558.51**
+ Employee Contributions	$0.00
+ Employer Contributions	$0.00
+ Other Credits/Payments(a)	$0.00
+ Investment Gain (Loss)	**$-6,377.88**
Distributions/Debits(b)	$0.00
Closing Value On December 31, 2005	**$588,180.63**
Your total change in value during this period	$-6,377.88
Your Personal Investment Performance(c)	-1.07%

Account Balance History

($)In Thousands



$500
$250
$0
$0
$0
$526
$560
$595
$588
2001
2002
2003
2004
10/01/2005
12/31/2005
Comparison of your previous year-end total values at CitiStreet
Opening value vs. closing value

Your Asset Allocation & Balance by Fund

Values as of December 31, 2005
Your current asset allocation based on your total closing balances within each asset type.



Investment Type/Fund Name	Measure	Units/Shares x	Price =	Market Value
16% Employer Stock				
ExxonMobil ESOP Stock	Shares	759.3217	$56.170000	$42,651.10
ExxonMobil Stock	Shares	900.8913	$56.170000	$50,603.06
3% Equities				
Equity Units	Units	60.4912	$329.451409	$19,928.91
0% Bonds				
0% Balanced				
81% Stable Value				
Common Assets	Units	474,997.5600	$1.000000	$474,997.56
Total Fund Balances				**$588,180.63**

To better understand what asset allocation means and which asset allocation may be appropriate for your circumstances, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K

citistreet
A State Street and Citigroup Company



THOMAS SIPPERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

ExxonMobil Savings Plan

Statement Period October 1, 2005 - December 31, 2005

Your Account Activity Summary

The following is a summary of your transactions during this period.
For a detailed history of your daily transactions, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).

Fund Name	Balance on 10/01/2005	Contributions/ Other Credits(a)	Interest and Dividends	Gain/Loss	Transfers	Distributions/ Other Debits(b)	Balance on 12/31/2005
ExxonMobil ESOP Stock	$48,013.91	$0.00	$219.14	$-5,581.95	$0.00	$0.00	$42,651.10
ExxonMobil Stock	$56,965.73	$0.00	$259.99	$-6,622.66	$0.00	$0.00	$50,603.06
Equity Units	$19,525.35	$0.00	$0.00	$403.56	$0.00	$0.00	$19,928.91
Common Assets	$470,053.52	$0.00	$4,944.04	$0.00	$0.00	$0.00	$474,997.56
Total Portfolio Value	**$594,558.51**	**$0.00**	**$5,423.17**	**$-11,801.05**	**$0.00**	**$0.00**	**$588,180.63**

Your Contribution Summary

Contribution Type	Current Period Contributions	Year-To-Date Contributions	Total Market Value as of 12/31/2005
Before-Tax Account	$0.00	$0.00	$245,172.95
After-Tax Account	$0.00	$0.00	$78,712.97
General Account	$0.00	$0.00	$221,643.61
Stock Match Account	$0.00	$0.00	$42,651.10
Total	**$0.00**	**$0.00**	**$588,180.63**

YourHeritage Mobil Total Remaining Protected Benefit is the lesser of your current account balance or $502,515.48.

Your Contributions

Your Current Payroll Contributions

Before-Tax Account	0%
After-Tax Account	0%
General Account	0%
Stock Match Account	0%

For details regarding the maximum amount you may be able to contribute to the plan and ways to contribute to maximize your savings, visit your plan's Web site at **www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).**

Your Investment Elections for Future Contributions

Fund Name	Before-Tax	After-Tax	General
ExxonMobil Stock	0%	0%	0%
Equity Units	0%	0%	0%
Extended Market Units	0%	0%	0%
International Equity Units	0%	0%	0%
Bond Units	0%	0%	0%
Balanced Fund Units	0%	0%	0%
Common Assets	0%	0%	0%

Your Stock Cost Basis - By Dollar Range

Cost Basis	Before-Tax Account		After-Tax Account		General Account		Stock Match Account	
	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost
$14	824.1938	$12,337.13	4.5707	$64.06	12.8705	$180.39	713.6656	$10,583.66
$29	0.0000	$0.00	1.3333	$39.19	3.7544	$110.36	0.0000	$0.00
$36	5.6460	$208.79	0.0406	$1.50	0.1138	$4.21	4.8889	$180.79
$37	5.5315	$206.05	0.0397	$1.48	0.1117	$4.16	4.7898	$178.42
$38	5.4358	$207.43	0.0390	$1.49	0.1095	$4.18	4.7068	$179.61
$42	4.9763	$210.20	0.0357	$1.51	0.1004	$4.24	4.3089	$182.01
$43	5.2161	$228.36	0.0375	$1.64	0.1053	$4.61	4.5167	$197.74
$47	4.8826	$229.77	0.0351	$1.65	0.0984	$4.63	4.2279	$198.96
$49	4.6315	$231.09	0.0333	$1.66	0.0934	$4.66	4.0104	$200.10

CitiStreet
PO Box 5166
Boston, MA 02206

ExxonMobil Savings Plan

Statement Period January 1, 2006 - March 31, 2006

DOM1024

THOMAS SIFFERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

Questions?

24-hour Savings Telephone Service 1-877-XOM-401K
Customer Service Representatives are available
Monday through Friday, 7 a.m. to 6 p.m. CT.

Internet Access at:
www.xomsavings.csplans.com

Participant Profile

Social Security Number	354-34-****
Plan Entry Date	09/01/1983
Vested	YES

Your Total Account Value

Opening Value On January 1, 2006	$588,180.63
+ Employee Contributions	$0.00
+ Employer Contributions	$0.00
+ Other Credits/Payments(a)	$0.00
+ Investment Gain (Loss)	$14,731.83
- Distributions/Debits(b)	$0.00
Closing Value On March 31, 2006	**$602,912.46**
Your total change in value during this period	$14,731.83
Your Personal Investment Performance(c)	2.50%

Account Balance History


($)In Thousands
$526
$560
$588
$588
$603
$500
$250
$0
$0
2002
2003
2004
2005
01/01/2006
03/31/2006
Comparison of your previous year-end totals values at CitiStreet
Opening value vs. closing value

Your Asset Allocation & Balance by Fund

Values as of March 31, 2006

Your current asset allocation based on your total closing balances within each asset type



Investment Type/Fund Name	Measure	Units/Shares x	Price =	Market Valu
17% Employer Stock				
ExxonMobil ESOP Stock	Shares	763.3738	$60.860000	$46,458.9
ExxonMobil Stock	Shares	905.6988	$60.860000	$55,120.8
3% Equities				
Equity Units	Units	60.4912	$343.376845	$20,771.2
0% Bonds				
0% Balanced				
80% Stable Value				
Common Assets	Units	480,561.4300	$1.000000	$480,561.4
Total Fund Balances				**$602,912.4**

To better understand what asset allocation means and which asset allocation may be appropriate for your circumstances, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K

citistreet
A State Street and Citigroup Company



THOMAS SIFFERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

ExxonMobil Savings Plan

Statement Period January 1, 2006 - March 31, 2006

Your Account Activity Summary

The following is a summary of your transactions during this period.
For a detailed history of your daily transactions, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).

Fund Name	Balance on 01/01/2006	Contributions/ Other Credits(a)	Interest and Dividends	Gain/Loss	Transfers	Distributions/ Other Debits(b)	Balance on 03/31/2006
ExxonMobil ESOP Stock	$42,651.10	$0.00	$242.98	$3,564.85	$0.00	$0.00	$46,458.93
ExxonMobil Stock	$50,603.06	$0.00	$288.28	$4,229.49	$0.00	$0.00	$55,120.83
Equity Units	$19,928.91	$0.00	$0.00	$842.36	$0.00	$0.00	$20,771.27
Common Assets	$474,997.56	$0.00	$5,563.87	$0.00	$0.00	$0.00	$480,561.43
Total Portfolio Value	$588,180.63	**$0.00**	**$6,095.13**	**$8,636.70**	**$0.00**	**$0.00**	$602,912.46

Your Contribution Summary

Contribution Type	Current Period Contributions	Year-To-Date Contributions	Total Market Value as of 03/31/2006
Before-Tax Account	$0.00	$0.00	$252,008.83
After-Tax Account	$0.00	$0.00	$79,784.32
General Account	$0.00	$0.00	$224,660.38
Stock Match Account	$0.00	$0.00	$46,458.93
Total	**$0.00**	**$0.00**	**$602,912.46**

Your Heritage Mobil Total Remaining Protected Benefit is the lesser of your current account balance or $502,515.48.

Your Contributions

Your Current Payroll Contributions

Before-Tax Account	0%
After-Tax Account	0%
General Account	0%
Stock Match Account	0%

For details regarding the maximum amount you may be able to contribute to the plan and ways to contribute to maximize your savings, visit your plan's Web site at **www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).**

Your Investment Elections for Future Contributions

Fund Name	Before-Tax	After-Tax	General
ExxonMobil Stock	0%	0%	0%
Equity Units	0%	0%	0%
Extended Market Units	0%	0%	0%
International Equity Units	0%	0%	0%
Bond Units	0%	0%	0%
Balanced Fund Units	0%	0%	0%
Common Assets	0%	0%	0%

Your Stock Cost Basis - By Dollar Range

Cost Basis	Before-Tax Account		After-Tax Account		General Account		Stock Match Account	
	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost
$14	824.1938	$12,337.13	4.5707	$64.06	12.8705	$180.39	713.6656	$10,583.66
$29	0.0000	$0.00	1.3333	$39.19	3.7544	$110.36	0.0000	$0.00
$36	5.6460	$208.79	0.0406	$1.50	0.1138	$4.21	4.8889	$180.7
$37	5.5315	$206.05	0.0397	$1.48	0.1117	$4.16	4.7898	$178.4
$38	5.4358	$207.43	0.0390	$1.49	0.1095	$4.18	4.7068	$179.6
$42	4.9763	$210.20	0.0357	$1.51	0.1004	$4.24	4.3089	$182.0
$43	5.2161	$228.36	0.0375	$1.64	0.1053	$4.61	4.5167	$197.7
$47	4.8826	$229.77	0.0351	$1.65	0.0984	$4.63	4.2279	$198.9
$49	4.6315	$231.09	0.0333	$1.66	0.0934	$4.66	4.0104	$200.1

CitiStreet
PO Box 5166
Boston, MA 02206

ExxonMobil Savings Plan

Statement Period April 1, 2006 - June 30, 2006

Questions?

24-hour Savings Telephone Service 1-877-XOM-401K
Customer Service Representatives are available
Monday through Friday, 7 a.m. to 6 p.m. CT.

Internet Access at:
www.xomsavings.csplans.com

DOM861

THOMAS SIFFERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

Participant Profile

Social Security Number	354-34-****
Plan Entry Date	09/01/1983
Vested	YES

Your Total Account Value

Opening Value On April 1, 2006	$602,912.46
+ Employee Contributions	$0.00
+ Employer Contributions	$0.00
+ Other Credits/Payments(a)	$0.00
+ Investment Gain (Loss)	$7,292.84
- Distributions/Debits(b)	$0.00
Closing Value On June 30, 2006	**$610,205.30**
Your total change in value during this period	$7,292.84
Your Personal Investment Performance(c)	1.21%

Account Balance History

($)In Thousands



$0
$526
$560
$589
$603
$610
$500
$250
$0
2002
2003
2004
2005
04/01/2006
06/30/2006
Comparison of your previous year-end total values at CitiStreet.
Opening value vs. closing value.

Your Asset Allocation & Balance by Fund

Values as of June 30, 2006

Your current asset allocation based on your total closing balances within each asset type.



Investment Type/Fund Name	Measure	Units/Shares	x Price	= Market Val
17% Employer Stock				
ExxonMobil ESOP Stock	Shares	767.4271	$61.350000	$47,081
ExxonMobil Stock	Shares	910.5077	$61.350000	$55,859
3% Equities				
Equity Units	Units	60.4912	$338.455396	$20,473
0% Bonds				
0% Balanced				
80% Stable Value				
Common Assets	Units	486,790.4400	$1.000000	$486,790
Total Fund Balances				**$610,205.**

To better understand what asset allocation means and which asset allocation may be appropriate for your circumstances, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K

citistreet
A State Street and Citigroup Company

THOMAS SIFFERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

ExxonMobil Savings Plan

Statement Period April 1, 2006 - June 30, 2006

Your Account Activity Summary

The following is a summary of your transactions during this period.
For a detailed history of your daily transactions, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).

Fund Name	Balance on 04/01/2006	Contributions/ Other Credits(a)	Interest and Dividends	Gain/Loss	Transfers	Distributions/ Other Debits(b)	Balance on 06/30/2006
ExxonMobil ESOP Stock	$46,458.93	$0.00	$244.28	$378.44	$0.00	$0.00	$47,081.65
ExxonMobil Stock	$55,120.83	$0.00	$289.82	$448.99	$0.00	$0.00	$55,859.64
Equity Units	$20,771.27	$0.00	$0.00	$-297.70	$0.00	$0.00	$20,473.57
Common Assets	$480,561.43	$0.00	$6,229.01	$0.00	$0.00	$0.00	$486,790.44
Total Portfolio Value	$602,912.46	$0.00	$6,763.11	$529.73	$0.00	$0.00	$610,205.30

Your Contribution Summary

Contribution Type	Current Period Contributions	Year-To-Date Contributions	Total Market Value as of 06/30/2006
Before-Tax Account	$0.00	$0.00	$255,166.48
After-Tax Account	$0.00	$0.00	$80,705.03
General Account	$0.00	$0.00	$227,252.14
Stock Match Account	$0.00	$0.00	$47,081.65
Total	$0.00	$0.00	$610,205.30

YourHeritage Mobil TotalRemaining Protected Benefit is the lesser of your current account balance or $502,515.48.

Your Contributions

Your Current Payroll Contributions

Before-Tax Account	0%
After-Tax Account	0%
General Account	0%
Stock Match Account	0%

For details regarding the maximum amount you may be able to contribute to the plan and ways to contribute to maximize your savings, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).

Your Investment Elections for Future Contributions

Fund Name	Before-Tax	After-Tax	General
ExxonMobil Stock	0%	0%	0%
Equity Units	0%	0%	0%
Extended Market Units	0%	0%	0%
International Equity Units	0%	0%	0%
Bond Units	0%	0%	0%
Balanced Fund Units	0%	0%	0%
Common Assets	0%	0%	0%

Your Stock Cost Basis - By Dollar Range

Cost Basis	Before-Tax Account		After-Tax Account		General Account		Stock Match Account	
	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost
$14	824.1938	$12,337.13	4.5707	$64.06	12.8705	$180.39	713.6656	$10,583.6[illegible]
$29	0.0000	$0.00	1.3333	$39.19	3.7544	$110.36	0.0000	$0.0[illegible]
$36	5.6460	$208.79	0.0406	$1.50	0.1138	$4.21	4.8889	$180.7[illegible]
$37	5.5315	$206.05	0.0397	$1.48	0.1117	$4.16	4.7898	$178.4[illegible]
$38	5.4358	$207.43	0.0390	$1.49	0.1095	$4.18	4.7068	$179.6
$42	4.9763	$210.20	0.0357	$1.51	0.1004	$4.24	4.3089	$182.0
$43	5.2161	$228.36	0.0375	$1.64	0.1053	$4.61	4.5167	$197.7[illegible]
$47	4.8826	$229.77	0.0351	$1.65	0.0984	$4.63	4.2279	$198.9
$49	4.6315	$231.09	0.0333	$1.66	0.0934	$4.66	4.0104	$200.1

CitiStreet
PO Box 5166
Boston, MA 02206

ExxonMobil Savings Plan

Statement Period July 1, 2006 - September 30, 2006

Questions?

24-hour Savings Telephone Service 1-877-XOM-401K
Customer Service Representatives are available
Monday through Friday, 7 a.m. to 6 p.m. CT.

DOM767

Internet Access at:
www.xomsavings.csplans.com

THOMAS SIFFERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

Nov 2
635,551.77

Participant Profile

Plan Entry Date	09/01/1983
Vested	YES

Your Total Account Value

Opening Value On July 1, 2006	**$610,205.30**
+ Employee Contributions	$0.00
+ Employer Contributions	$0.00
+ Other Credits/Payments(a)	$0.00
+ Investment Gain (Loss)	**$17,908.60**
- Distributions/Debits(b)	$0.00
Closing Value On September 30, 2006	**$628,113.90**
Your total change in value during this period	$17,908.60
Your Personal Investment Performance(c)	2.93%

Account Balance History



($)In Thousands
$500
$250
$0
$0
$526
$560
$588
$610
$628
2002
2003
2004
2005
07/01/2006
09/30/2006

Comparison of your previous year-end total values at CitiStreet.

Opening value vs. closing value.

Your Asset Allocation & Balance by Fund

Values as of September 30, 2006

Your current asset allocation based on your total closing balances within each asset type.



	Investment Type/Fund Name	Measure	Units/Shares	x	Price	=	Market Value
18%	**Employer Stock**						
	ExxonMobil ESOP Stock	Shares	771.0454		$67.100000		$51,737.15
	ExxonMobil Stock	Shares	914.8005		$67.100000		$61,383.11
3%	**Equities**						
	Equity Units	Units	60.4912		$357.704723		$21,637.99
0%	**Bonds**						
0%	**Balanced**						
79%	**Stable Value**						
	Common Assets	Units	493,355.6500		$1.000000		$493,355.65
	Total Fund Balances						**$628,113.90**

To better understand what asset allocation means and which asset allocation may be appropriate for your circumstances, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K

citistreet
A State Street and Citigroup Company

THOMAS SIFFERMAN
90 E FAIRBRANCH CIR
THE WOODLANDS, TX 77382

2003

ExxonMobil Savings Plan

Statement Period July 1, 2006 - September 30, 2006

Your Account Activity Summary

The following is a summary of your transactions during this period.
For a detailed history of your daily transactions, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).

Fund Name	Balance on 07/01/2006	Contributions/ Other Credits(a)	Interest and Dividends	Gain/Loss	Transfers	Distributions/ Other Debits(b)	Balance on 09/30/2006
ExxonMobil ESOP Stock	$47,081.65	$0.00	$245.58	$4,409.92	$0.00	$0.00	$51,737.15
ExxonMobil Stock	$55,859.64	$0.00	$291.36	$5,232.11	$0.00	$0.00	$61,383.11
Equity Units	$20,473.57	$0.00	$0.00	$1,164.42	$0.00	$0.00	$21,637.99
Common Assets	$486,790.44	$0.00	$6,565.21	$0.00	$0.00	$0.00	$493,355.65
Total Portfolio Value	$610,205.30	$0.00	$7,102.15	$10,806.45	$0.00	$0.00	$628,113.90

Your Contribution Summary

Contribution Type	Current Period Contributions	Year-To-Date Contributions	Total Market Value as of 09/30/2006
Before-Tax Account	$0.00	$0.00	$263,458.85
After-Tax Account	$0.00	$0.00	$82,005.18
General Account	$0.00	$0.00	$230,912.72
Stock Match Account	$0.00	$0.00	$51,737.15
Total	$0.00	$0.00	$628,113.90

YourHeritage Mobil Total Remaining Protected Benefit is the lesser of your current account balance or $502,515.48.

Your Contributions

Your Current Payroll Contributions

Before-Tax Account	0%
After-Tax Account	0%
General Account	0%
Stock Match Account	0%

For details regarding the maximum amount you may be able to contribute to the plan and ways to contribute to maximize your savings, visit your plan's Web site at www.xomsavings.csplans.com or call 1-877-XOM-401K (1-877-966-4015).

Your Investment Elections for Future Contributions

Fund Name	Before-Tax	After-Tax	General
ExxonMobil Stock	0%	0%	0%
Equity Units	0%	0%	0%
Extended Market Units	0%	0%	0%
International Equity Units	0%	0%	0%
Bond Units	0%	0%	0%
Balanced Fund Units	0%	0%	0%
Common Assets	0%	0%	0%

Your Stock Cost Basis - By Dollar Range

Cost Basis	Before-Tax Account		After-Tax Account		General Account		Stock Match Account	
	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost	Number of Shares	Total Cost
$14	824.1938	$12,337.13	4.5707	$64.06	12.8705	$180.39	713.6656	$10,583.66
$29.	0.0000	$0.00	1.3333	$39.19	3.7544	$110.36	0.0000	$0.00
$36	5.6460	$208.79	0.0406	$1.50	0.1138	$4.21	4.8889	$180.79
$37	5.5315	$206.05	0.0397	$1.48	0.1117	$4.16	4.7898	$178.42
$38	5.4358	$207.43	0.0390	$1.49	0.1095	$4.18	4.7068	$179.61
$42	4.9763	$210.20	0.0357	$1.51	0.1004	$4.24	4.3089	$182.01
$43	5.2161	$228.36	0.0375	$1.64	0.1053	$4.61	4.5167	$197.74
$47	4.8826	$229.77	0.0351	$1.65	0.0984	$4.63	4.2279	$198.96
$49	4.6315	$231.09	0.0333	$1.66	0.0934	$4.66	4.0104	$200.10

X001

EXHIBIT 2

NOTICE OF 2006 ANNUAL MEETING AND PROXY STATEMENT

ExxonMobil

April 12, 2006

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 31, 2006, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of independent auditors;
- Thirteen shareholder proposals; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2006, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil's guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, the proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives personal information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 2. A live audiocast of the meeting and a report on the meeting will be available on our Web site, *exxonmobil.com*.

Sincerely,



Henry H. Hubble
Secretary



Rex W. Tillerson
Chairman of the Board

Table of Contents

GENERAL INFORMATION

Who May Vote

Shareholders of ExxonMobil, as recorded in our stock register on April 6, 2006, may vote at the meeting.

How to Vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

How Proxies Work

ExxonMobil's Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some, or none of our director candidates. You may also vote for or against the other proposals, or abstain from voting.

If your shares are held in your name, you can vote by proxy in one of three convenient ways:

- **Via Internet:** Go to *www.computershare.com/expressvote* and follow the instructions. You will need to have your proxy card in hand. At this Web site, you can elect to access future proxy statements and annual reports via the Internet.
- **By telephone:** Call toll-free 1-800-652-8683 (within the continental U.S. and Canada) or 1-781-575-2300 (outside the continental U.S. and Canada), and follow the instructions. You will need to have your proxy card in hand.
- **In writing:** Complete, sign, date, and return your proxy card in the enclosed envelope.

Your proxy card covers all shares registered in your name and shares held in your Computershare Investment Plan account. If you own shares in the ExxonMobil Savings Plan for employees and retirees, your proxy card also covers those shares.

If you give us your signed proxy but do not specify how to vote, we will vote your shares in favor of our director candidates; in favor of the ratification of the appointment of independent auditors; and against the shareholder proposals.

If you hold shares through someone else, such as a stockbroker, you will receive material from that firm asking how you want to vote. Check the voting form used by that firm to see if it offers Internet or telephone voting.

Voting Shares in the ExxonMobil Savings Plan

The trustee of the ExxonMobil Savings Plan will vote Plan shares as participants direct. To the extent participants do not give instructions, the trustee will vote shares as it thinks best. The proxy card serves to give voting instructions to the trustee.

Revoking a Proxy

You may revoke your proxy before it is voted at the meeting by:

- Submitting a new proxy with a later date, including a proxy given via the Internet or by telephone;
- Notifying ExxonMobil's Secretary in writing before the meeting; or,
- Voting in person at the meeting.

THOMAS R. SIFFERMAN, Ph.D., P. E.
90 E. Fairbranch Circle, The Woodlands, TX 77382
Cell: (281) 795-3253 Home: (281) 363-2624
Office: (281) 363-1640 tsifferman@yahoo.com

January 24, 2007

U.S. Securities and Exchange Commission (SEC)
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: ExxonMobil's request of January 18, 2007 to omit my proposal shareholder proposal per Securities Exchange Act of 1934—Section 14(a): Rule 14a-8

Dear Ladies/Gentlemen,

As noted in my proposal, I feel that management is being unfair to shareholders in the writing of the proxy for the SHAREHOLDERS' meeting.

ExxonMobil typically lists both their management proposals (election of directors and ratification of independent auditors) clearly on the NOTICE page, but only indicates "xxx (number) shareholder proposals" as shown of their exhibit 2 with their letter of January 18, 2007.

To be fair and balanced, they should only list "two management proposals" on the NOTICE page -- or list all the shareholder proposals.

Merck, for example, actually lists all shareholder proposals on their NOTICE page as shown on the attachment and at http://www.merck.com/finance/proxy/pr2006.pdf, page i.

Thanks for your consideration of my comments.

Sincerely,



Thomas R. Sifferman
ExxonMobil Shareholder

Attachment: Merck 2006 proxy notice page (page i)


MERCK
Merck & Co., Inc.

Notice of Annual Meeting of Stockholders

April 25, 2006

To the Stockholders:

The stockholders of Merck & Co., Inc. will hold their Annual Meeting on Tuesday, April 25, 2006, at 2:00 p.m., in the Edward Nash Theatre at Raritan Valley Community College, Route 28 and Lamington Road, North Branch, New Jersey. The purposes of the meeting are to:

- elect twelve directors;
- consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2006;
- consider and act upon a proposal to adopt the 2007 Incentive Stock Plan;
- consider and act upon a proposal to adopt the 2006 Non-Employee Directors Stock Option Plan;
- consider and act upon a stockholder proposal concerning stock option awards;
- consider and act upon a stockholder proposal concerning non-director shareholder votes;
- consider and act upon a stockholder proposal concerning an animal welfare policy report; and
- transact such other business as may properly come before the meeting.

Only stockholders listed on the Company's records at the close of business on February 24, 2006 are entitled to vote.

By order of the Board of Directors,

Celia A. Colbert
Vice President, Secretary and
Assistant General Counsel

March 9, 2006

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal requests that the company to list all proposals, including shareholder proposals, by title on the Notice page of the proxy statement.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7), as relating to the ExxonMobil's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Adviser

END